Brite Trace, LLC

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD
ENDED DECEMBER 31, 2021

Table of Contents

Brite Trace, LLC
Consolidated Balance Sheet
December 31, 2021

Assets

Current Assets

Cash and Cash Equivalents	$	5,515.85
Accounts Receivable		0
Total Current Assets		5,515.85
Total Assets		**$5,515.85**

Liabilities and Shareholders' Equity

Current Liabilities

Account Payable	$	0
Total Current Liabilities		0

Shareholders' Equity

Retained Earnings		5,515.85
Total Liabilities and Shareholders' Equity	$	5,515.85

Brite Trace, LLC
Consolidated Income Statement
December 31, 2021

Revenues	$	0
Cost of Goods Sold		0
Gross Profit		0
Operating Expenses		
Rent		4,550
Bank Service Charge		30
KY Sec		45
Marketing		1,056.26
Payroll		874.50
Total Operating Expenses		6555.76
Net Operating Gain		(6555.76)
Other Income/(Expense)		
Competition Winnings		16,571.61
Payout Expense		(4,500)
Total Other Income /(Expenses)		12,071.61
Net Income		5,515.85

Brite Trace, LLC
Consolidated Statement of Equity
December 31, 2021

	Preferred Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount			
Beginning Balance January 28, 2021	100,000	0	-	-	
Contributions		-	-	-	
Other comprehensive gains -		-	-	-	
Net Income	-	-	-	-	5,515.85
Ending Balance December 31, 2021	100,000	-	-	-	

Brite Trace, LLC
Consolidated Statement of Cash Flows
December 31, 2021

Cash Flows from Operating Activities	
Net Gain	$ 5,515.85
Adjustments to reconcile net income to net cash	0
Provided by operating activities	
(Increase) decrease in assets:	
Accounts Receivable	0
Increase (decrease) in liabilities	
Accounts Payable	0
Cash used for operating activities	**0**
Cash flows for investing activities	
Cash used for fixed assets	0
Cash provided by financing activities	**0**
Cash flows from investing activities	
Issuance of common and preferred stock	0
Cash provided by investing activities	**0**
Net Increase in cash	**5,515.85**
Cash at beginning of year	**-**
Cash at end of year	**$ 5,515.85**

Brite Trace, LLC
Notes to the Consolidated Financial Statement
December 31, 2021

1. **Summary of Significant Accounting Policies**

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from inception (January 28, 2021) through December 31, 2021.

Brite Trace, LLC. was incorporated in the State of Kentucky on January 28, 2021.

Fiscal Year
The company operates on December 31st year-end.

1. **Summary of Significant Accounting Policies**
   Cash and Cash Equivalents
   In 2021, our money came from Business competitions throughout University of Louisville's Entrepreneurship MBA program. As this was our first year being incorporated as a business, we didn't have any current assets or liabilities. The expenses for Brite Trace are mainly expenses to get the business active moving towards our missions of leaving a lasting impression on the Dementia Care Market.

   There were 2 payouts equaling $4,500. Out of this, $1,500 went to paying our initial presentation design contractor for building the marketing deck in 2020. The other $3,000 went to paying out one of the original cofounders of the team.